SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CP Ships Limited
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4% Convertible Senior Subordinated Notes due 2024
(Title of Class of Securities)

22409VAE2
22409VAD4
(CUSIP Number of Class of Securities)

Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street NW
Washington, DC 20037
Attn: Erika L. Robinson
Telephone: 202-663-6000
Telecopy: 202-663-6363
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$203,755,555.56	$23,982.03

*	The transaction value shown is only for the purposes of calculating the filing fee. The amount shown reflects the cost of purchasing $200,000,000 principal amount of Notes at the purchase price (100% of the principal amount of the Notes) plus accrued and unpaid interest up to but excluding December 19, 2005 (the expected date of payment).

**	Previously paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,982.03	Filing party: CP Ships Limited
Form or Registration No.: Schedule TO (File No. 5-77959)	Date filed: November 8, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
CP Ships Limited, a New Brunswick, Canada corporation (the “Corporation”), amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on November 8, 2005, as amended and supplemented by Amendment No. 1 thereto filed with the SEC on November 14, 2005 and Amendment No. 2 thereto filed with the SEC on November 30, 2005 (collectively, the “Schedule TO”), with respect to an offer by the Company to purchase for cash (the “Offer”), on the terms and subject to the condition set forth in the Designated Event Notice, the Designated Event Purchase Offer and Solicitation of Consents (the “Offer to Purchase and Consent Solicitation”) and the Circular accompanying the Offer to Purchase and Consent Solicitation (the “Circular”), each dated November 8, 2005 (the Offer to Purchase and Consent Solicitation and the Circular together, the “Offer to Purchase”), and the related Consent and Letter of Transmittal (the “Letter of Transmittal”), any and all of its outstanding 4% Convertible Senior Subordinated Notes due 2024 (the “Notes”). Copies of the Designated Event Notice, the Offer to Purchase and the Letter of Transmittal were filed as exhibits (a)(1), (a)(2) and (a)(3), respectively, to the Schedule TO and are expressly incorporated herein by reference, except as otherwise set forth in the Schedule TO, as amended.
The Schedule TO is hereby amended and supplemented as follows:
ITEM 2 SUBJECT COMPANY INFORMATION
Item 2(b) of the Schedule TO is hereby amended and supplemented to add the following:
The Offer expired at 5:00 p.m. (New York time) on December 14, 2005 and all rights of withdrawal with respect to tendered Notes expired at 5:00 p.m. (New York time) on December 16, 2005. The Corporation accepted for payment a total of approximately $198.9 million aggregate principal amount of the Notes, representing approximately 99% of the outstanding Notes. After giving effect to the purchase and retirement of Notes tendered to the Offer, $1,121,000 aggregate principal amount of Notes will be held by holders of Notes, and no Notes will be held by the Corporation.
ITEM 4. TERMS OF THE TRANSACTION
Item 4(a)(iii) of the Schedule TO is hereby amended and supplemented to add the following:
The Offer expired at 5:00 p.m. (New York time) on December 14, 2005 and all rights of withdrawal with respect to tendered Notes expired at 5:00 p.m. (New York time) on December 16, 2005. The Corporation accepted for payment a total of approximately $198.9 million aggregate principal amount of the Notes, representing approximately 99% of the outstanding Notes. After giving effect to the purchase and retirement of Notes tendered to the Offer, $1,121,000 aggregate principal amount of Notes will be held by holders of Notes, and no Notes will be held by the Corporation.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.
Date:  December 20, 2005

CP SHIPS LIMITED
By:	/s/ Ian Webber
Ian Webber
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Designated Event Notice (previously filed)

(a)(2)	Designated Event Purchase Offer and Solicitation of Consents and Circular (previously filed)

(a)(3)	Consent and Letter of Transmittal (previously filed)

(a)(4)	Notice of Guaranteed Delivery (previously filed)

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed)

(a)(6)	Letter to Beneficial Owners (previously filed)

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (previously filed)

(a)(8)	Supplemental Letter to Holders (previously filed)

(d)(1)	Support Agreement dated August 20, 2005 (incorporated by reference to Exhibit 10.1 of CP Ships’ Current Report on Form 6-K furnished to the Securities and Exchange Commission on August 22, 2005)

(d)(2)	Indenture dated February 24, 2004 (previously filed)

(d)(2)	Form of Supplemental Indenture (filed as a Schedule to the Designated Event Purchase Offer and Solicitation of Consents and Circular previously filed as Exhibit (a)(2) hereto)

(d)(3)	Registration Rights Agreement dated February 24, 2004 (previously filed)

(h)	Not applicable